John E. Lux, Esq.	1629 K Street, Suite 300 Washington, DC 20006
Lux Law, pa	(202) 780-1000 john.lux@securities-law.info

July 27, 2018

Attorney Folake Ayoola

Special Counsel Office of Information Technologies and Services

Mail Stop 4561

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	Smart Decision, Inc. Offering Statement on Form 1-A File No. 024-10822

Dear Ms. Ayoola:

On behalf of Smart Decision, Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated July 26, 2018, relating to the above-captioned Offering Statement on Form 1-A (“Offering Statement”).

The Company has filed the subscription agreement on EDGAR.

The Company is aware of and agrees that Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

The Company is also aware that following qualification of our Form 1-A, Rule 257 of Regulation A requires it to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

The Company is also now filing a qualification request for this offering.

Please let me know if you need anything further. Always call me on my private line – 727 656 5504.

Thank you,

John E. Lux